COMPANY ANNOUNCEMENT
(ASX:PBT)

Notice Under Section 708A(5) of the Corporations Act

Thursday 15th May 2008:

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

The following securities of the Company were issued without disclosure to investors under Part 6D.2 of the Corporations Act:

Type:	Unlisted Options
Class/Description:	Exercisable at AUD $Nil consideration on or before 31 October 2010. Options issued under the 2004 ASX Plan.
ASX Code:	PBTAF
Date of Issue:	15th May 2008
Number Issued:	80,000
Issue Price per Security	$Nil

The Company intends to apply to Australian Stock Exchange Limited for quotation of the above shares. The options will remain unlisted until exercised into ordinary shares.

As at the date of this notice, the Company has complied with:

(a)	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and
(b)	section 674 of the Corporations Act.

Other information which is excluded information required to be disclosed under paragraph (6)(e) of section 708A of the Corporations Act	None.

For and on behalf of Prana Biotechnology Ltd,

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer
Prana Biotechnology Limited